Exhibit 99.1
FOR IMMEDIATE RELEASE
Melco Crown Entertainment Reports Second Quarter 2009 Earnings
New York, Tuesday, August 11, 2009 — Melco Crown Entertainment Limited (NASDAQ: MPEL), a developer and owner of casino gaming and entertainment resort facilities focused on the Macau market, reported its unaudited financial results for the second quarter ending June 30, 2009.
For the second quarter of 2009, net revenue was US$215.8 million, down from US$384.6 million for the comparable period ending June 30, 2008.

On a GAAP basis, the Company recorded a net loss for the second quarter of 2009 of US$144.0 million, or US$0.30 per ADS, compared to a loss of US$5.7 million, or US$0.01 per ADS, in the second quarter of 2008. The net loss in the second quarter of 2009 was negatively affected by non-recurring, pre-opening expense in the quarter of US$61.3 million and a non-recurring US$3.2 million write down in the carrying value of various project assets.
Lawrence Ho, Co-Chairman and Chief Executive Officer of Melco Crown Entertainment commented on August 6, 2009, “The reporting quarter marks a major step change for our Company. Our transition from a company primarily focused on development, to a company primarily focused on operations, happened with the seamless opening of our flagship property City of Dreams, on time and on budget, on June 1, 2009.
“We are still in the early stages of ramping up our business and believe that we have additional room for growth as we execute on our various marketing and yield management initiatives. The Grand Hyatt Macau is on track to open by the end of the current quarter, which should be a significant driver of gaming revenue and market share.
Mr. Ho continued, “We held approximately US$660 million of cash at the end of the second quarter, and we expect to have approximately US$176 million of capital expenditures at City of Dreams in the current quarter. Our capital expenditures for phases one and two at City of Dreams will be essentially complete with the opening of the Grand Hyatt Macau.
“With a construction program nearing completion, a stable management team, and a strong balance sheet, we will continue to focus our management attention on the continued execution of our operating plans for City of Dreams, against a macro environment in the mass market which is, in our assessment, likely to materially improve during the remainder of this year.”

City of Dreams 2Q Results
City of Dreams opened on June 1 and contributed one full month of operating performance to our second quarter results in 2009.
For the quarter ending June 30, 2009, net revenue at City of Dreams was US$26.8 million.
Total non-gaming revenue at City of Dreams in the second quarter of 2009 was US$4.8 million.
Altira Macau 2Q Results
For the quarter ending June 30, 2009, net revenue at Altira Macau was US$159.2 million versus US$361.1 million in the quarter ending June 30, 2008.

Total non-gaming revenue at Altira Macau in the second quarter of 2009 was US$8.3 million, down from US$9.7 million in the second quarter of 2008.
An incremental one-off specific bad debt provision totaling US$3.9m was booked in the second quarter 2009, recognizing the continued challenges facing broader global economic conditions.
Mocha Clubs 2Q Results
Net operating revenue from Mocha Clubs totaled US$23.8 million in the second quarter of 2009, up from US$22.3 million in the second quarter of 2008.
The number of gaming machines in operation at the Mocha Clubs averaged approximately 1,440 in the second quarter of 2009, an increase from an average of 1,070 in the second quarter of 2008.

Other Factors Affecting Earnings
Total non-operating expenses for the second quarter of 2009 were US$3.6 million, which included US$3.9 million in net interest expense and other finance costs of US$1.4 million, partially offset by a US$0.6 million net foreign exchange gain. Capitalized interest during the second quarter of 2009 totaled US$17.0 million. Pre-opening expenses, related entirely to the development of City of Dreams, were US$61.3 million for the second quarter of 2009.
Depreciation and amortization costs of US$48.0 million were booked in the second quarter of 2009, of which US$14.3 million was related to the amortization of our gaming sub-concession and US$4.5 million was related to the amortization of land use rights.
Financial Position and Capital Expenditure
Cash and cash equivalents as of June 30, 2009 totaled US$655.6 million. Total outstanding debt at the end of the second quarter of 2009 was US$1.80 billion, of which US$115.6 million represented loans from the company’s two major shareholders. Total debt to shareholders’ equity as of June 30, 2009 was 74%.
Capital expenditures for the second quarter of 2009 were US$381.5 million, essentially all of which were attributable to the development of City of Dreams. The Company is continuing its discussions with the sellers for the site of our proposed Macau peninsula development project. The targeted purchase completion date of July 27, 2009 for the acquisition of the peninsula site has passed and the acquisition agreement may now be terminated by either party.
Six Month Results
For the six months ending June 30, 2009, the Company reported net revenue of US$432.3 million versus US$867.5 million in the six months ending June 30, 2008.
The Company reported a net loss of US$179.3 million for the first six months of 2009, compared to a net gain of US$37.5 million for the first six months of 2008. The net loss per ADS for the six month period ending June 30, 2009 was US$0.39 compared to a net gain per ADS of US$0.09 for the same period in 2008.

Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Melco Crown Entertainment Limited (the “Company”) may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: growth of the gaming market and visitation in Macau; finalization of credit facilities to finance construction of projects; the completion of the construction of our hotel casino resort projects; our acquisition and development of the Macau Peninsula site; increased competition and other planned casino hotel and resort projects in Macau and elsewhere in Asia; the completion of infrastructure projects in Macau; government regulation of the casino industry; our ability to raise additional financing; obtaining approval from the Macau government for an increase in the developable gross floor area of the City of Dreams site; the formal grant of an occupancy permit for Phase 2 of City of Dreams; our anticipated growth strategies; and our future business development, results of operations and financial condition. Further information regarding these and other risks is included in our Annual Report on Form 20-F filed on March 31, 2009 and other documents filed with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of this release, and the Company undertakes no duty to update such information, except as required under applicable law.

About Melco Crown Entertainment Limited
Melco Crown Entertainment Limited is a developer, owner and through a Macau subsidiary which holds a gaming sub-concession, an operator of casino gaming and entertainment casino resort facilities. The Company’s first property, Altira Macau (www.altiramacau.com) (formerly Crown Macau), opened on May 12, 2007 and Phase 1 of its second property, City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau, opened on June 1, 2009. The Company’s business also includes the Mocha Clubs (www.mochaclubs.com), which feature a total of approximately 1,500 gaming machines in eight locations and comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company has entered into an agreement, subject to certain conditions, to acquire a third development site on the Macau Peninsula. For more information about the Company, please visit www.melco-crown.com.
The Company has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Limited (“Crown”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned and led by Mr. Lawrence Ho, who is Co-Chairman, a Director and the CEO of the Company. Crown is a top 100 company listed on the Australian Stock Exchange and led by Executive Chairman Mr. James Packer, who is also Co-Chairman and a Director of the Company.
For additional information, please contact:
Geoffrey Davis, CFA
Senior Vice President – Corporate Finance
Tel: +1 212 671 1936
Email: geoffreydavis@melco-crown.com

Melco Crown Entertainment Limited
Condensed Consolidated Statements of Operations
(In Thousands of U.S. dollars, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2009	2008	2009	2008
	(Unaudited)	(Unaudited)(1)	(Unaudited)	(Unaudited)(1)
OPERATING REVENUES
Casino	$211,408	$382,357	$424,409	$862,047
Rooms	6,997	4,160	11,448	8,241
Food and beverage	4,817	4,347	8,391	8,821
Entertainment, retail and others	1,508	1,349	3,831	2,626

Gross revenues	224,730	392,213	448,079	881,735
Less: promotional allowances	(8,893)	(7,599)	(15,751)	(14,253)

Net revenues	215,837	384,614	432,328	867,482

OPERATING COSTS AND EXPENSES
Casino	(197,807)	(319,534)	(370,382)	(695,164)
Rooms	(1,355)	(191)	(1,866)	(698)
Food and beverage	(3,679)	(3,459)	(6,338)	(6,815)
Entertainment, retail and others	(811)	(302)	(990)	(597)
General and administrative	(39,196)	(26,569)	(61,489)	(53,487)
Pre-opening costs	(61,277)	(3,735)	(79,563)	(5,709)
Amortization of gaming subconcession	(14,310)	(14,310)	(28,619)	(28,619)
Amortization of land use rights	(4,542)	(4,573)	(9,085)	(9,174)
Depreciation and amortization	(29,128)	(15,798)	(43,837)	(28,982)
Property charges and other	(4,134)	(289)	(4,134)	(289)

Total operating costs and expenses	(356,239)	(388,760)	(606,303)	(829,534)

OPERATING (LOSS) INCOME	(140,402)	(4,146)	(173,975)	37,948

NON-OPERATING EXPENSES
Interest (expenses) income, net	(3,851)	769	(3,730)	5,058
Other finance costs	(1,424)	(3,475)	(2,620)	(6,951)
Foreign exchange gain, net	628	493	175	308
Other income, net	1,000	598	1,000	613

Total non-operating expenses	(3,647)	(1,615)	(5,175)	(972)

(LOSS) INCOME BEFORE INCOME TAX	(144,049)	(5,761)	(179,150)	36,976
INCOME TAX CREDIT (EXPENSE)	88	75	(134)	571

NET (LOSS) INCOME	$(143,961)	$(5,686)	$(179,284)	$37,547

(LOSS) INCOME PER SHARE:
Basic	$(0.101)	$(0.004)	$(0.131)	$0.028

Diluted	$(0.101)	$(0.004)	$(0.131)	$0.028

(LOSS) INCOME PER ADS:
Basic	$(0.304)	$(0.013)	$(0.392)	$0.085

Diluted	$(0.304)	$(0.013)	$(0.392)	$0.085

WEIGHTED AVERAGE SHARES USED IN (LOSS) INCOME PER SHARE CALCULATION:
Basic	1,418,841,637	1,320,938,904	1,370,943,132	1,320,938,904

Diluted	1,418,841,637	1,320,938,904	1,370,943,132	1,323,269,450

(1)	The unaudited condensed consolidated financial statements for 2008 reflect certain reclassifications, which have no effect on previously reported net (loss) income, to conform to current period presentation.

Melco Crown Entertainment Limited
Condensed Consolidated Balance Sheets
(In Thousands of U.S. dollars)

	June 30,	December 31,
	2009	2008
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$655,632	$815,144
Restricted cash	—	67,977
Accounts receivable, net	167,428	72,755
Amounts due from affiliated companies	2	650
Inventories	4,379	2,170
Prepaid expenses and other current assets	41,870	17,556

Total current assets	869,311	976,252

PROPERTY AND EQUIPMENT, NET	2,726,872	2,107,722
GAMING SUBCONCESSION, NET	742,597	771,216
INTANGIBLE ASSETS, NET	4,220	4,220
GOODWILL	81,915	81,915
LONG-TERM PREPAYMENT AND DEPOSITS	37,456	60,894
DEFERRED TAX ASSETS	—	28
DEFERRED FINANCING COST	43,848	49,336
DEPOSIT FOR ACQUISITION OF LAND INTEREST	—	12,853
LAND USE RIGHTS, NET	424,768	433,853

TOTAL	$4,930,987	$4,498,289

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$6,560	$2,494
Accrued expenses and other current liabilities	592,167	442,671
Income tax payable	580	1,954
Amounts due to affiliated companies	11,687	1,985
Amounts due to shareholders	74	1,032

Total current liabilities	611,068	450,136

LONG-TERM DEBT	1,683,207	1,412,516
OTHER LONG-TERM LIABILITIES	35,503	38,304
DEFERRED TAX LIABILITIES	18,630	19,191
LOANS FROM SHAREHOLDERS	115,647	115,647
LAND USE RIGHT PAYABLE	46,751	53,891

SHAREHOLDERS’ EQUITY
Ordinary shares	14,664	13,216
Treasury shares	(21)	(4)
Additional paid-in capital	2,875,744	2,689,257
Accumulated other comprehensive losses	(32,742)	(35,685)
Accumulated losses	(437,464)	(258,180)

Total shareholders’ equity	2,420,181	2,408,604

TOTAL	$4,930,987	$4,498,289